EXHIBIT 4.105
SHAREHOLDERS’ AGREEMENT
between :
Khumo Gold SPV (Proprietary) Limited
and
DRDGOLD Limited
and
DRDGOLD South African Operations (Proprietary) Limited

TABLE OF CONTENTS
1.
Definitions ..................................................................................................................................................... 3
2.
Conditions Precedent ................................................................................................................................... 8
3.
Company Business........................................................................................................................................ 8
4.
Corporate Requirements ............................................................................................................................. 8
5.
Capital and Further Finance....................................................................................................................... 9
6.
Directors and Management ....................................................................................................................... 10
7.
Reserved Matters........................................................................................................................................ 12
8.
Financial Matters........................................................................................................................................ 14
9.
Information and Reporting........................................................................................................................ 15
10.
Confidentiality........................................................................................................................................ 15
11.
Regulatory Matters ................................................................................................................................ 17
12.
Tax Matters ............................................................................................................................................ 18
13.
Transfer of Shares.................................................................................................................................. 18
14.
Further Assurances................................................................................................................................ 27
15.
Announcements ...................................................................................................................................... 27
16.
Entire Agreement ................................................................................................................................... 28
17.
Conflict with Articles ............................................................................................................................. 28
18.
Duration .................................................................................................................................................. 29
19.
Notices ..................................................................................................................................................... 30
20.
Arbitration.............................................................................................................................................. 31
21.
DRDGOLD’s Call and Put Option ....................................................................................................... 21
22.
Determination of Purchase Price .......................................................................................................... 25
23.
General.................................................................................................................................................... 32

Schedules
1. Memorandum and Articles of Association
2. The Khumo Subscription Agreement
3. The Khumo Option Agreement

WHEREAS:
A. DRDGOLD holds 85% (eighty five percent) of the issued share capital of the Company and Khumo wishes to acquire 15% (fifteen percent) of the issued share capital of the Company.
B. The Parties are entering into this Agreement in order to establish the manner in which the Company is to be managed and to set out the terms governing their relationship as Shareholders in the Company.
IT IS AGREED AS FOLLOWS:
1.
INTERPRETATION

Definitions
1.1. In this Agreement and its preamble, unless the context indicates otherwise, the following expressions shall have the following respective meanings:
1.1.1. “Affiliate” means any entity in which a Shareholder, directly or indirectly, holds at least 20% (twenty) of any class of
issued share capital, or which holds, directly or
indirectly, at least 20% (twenty) of any class of issued
share capital of that Shareholder;
1.1.2. The BEE Consortium means a consortium consisting of Khumo and the
Employee Trust;
1.1.3. “Board” means the board of directors of the Company or any duly appointed committee thereof from time to time;
1.1.4. “Budget” means a budget for the Company for a particular
Financial Year in a format approved from time to time
by the Board;
1.1.5. “Business Day” means a day (other than a Saturday, Sunday or public holiday) on which banks generally are open in South
Africa for a full range of business;
1.1.6. “Business Plan” means a rolling business plan for the Company commencing with the Initial Business Plan, including
the business plans of the Company drawn by the
Directors for the succeeding Financial Years;
1.1.7. “DRDGOLD Directors” means the Directors nominated by DRDGOLD from time to time;
1.1.8. “DRDGOLD’s Shares” means the [850,000 (eight hundred and fifty thousand)]
ordinary shares of [R0.0001] each constituting 85%
(eighty five percent) of the issued share capital of the
Company, together with any other ordinary shares in
the issued share capital of the Company held by
DRDGOLD from time to time;

1.1.9. “DRDGOLD” means DRDGOLD LTD, a company registered in
accordance with the laws of South Africa under
Registration Number [1895/000926/06];
1.1.10. “Chairman” means the chairman from time to time of the Board;
1.1.11. “Companies Act” means the Companies Act, 1973 (as amended);
1.1.12. “the Company” means DRDGOLD South African Operations
(Proprietary) Limited, a company registered in
accordance with the laws of South Africa under
Registration Number 2005/033662/07;
1.1.13. “Completion” means the completion of the Share Purchase
Agreement in accordance with clause 11 of that
agreement;
1.1.14. “Directors” means directors of the Company from time to time;
1.1.15. “Equity Proportions” means the respective proportions in which the issued ordinary share capital of the Company is held from
time to time by Khumo and DRDGOLD;
1.1.16. “Executive Directors” means any of the Directors who are employed by the
Company or seconded to the Company in a managerial
capacity;
1.1.17. “The Employee Trust” means an Employee Trust to be established in terms of the Khumo Option Agreement;
1.1.18. “Fair Price” means the open market value of the relevant Shares between a willing seller and a willing third party buyer
at the date of the Transfer Notice without any premium
or discount by reference to the percentage of the Shares
being sold or transferred;
1.1.19. “Financial Year” means a financial period of the Company
(commencing, other than in the case of its initial
financing period, on 1 July and ending on 30 June;

1.1.20. “Initial Business Plan” means the business plan agreed upon between Khumo and DRDGOLD which applies for a period of three
years from the Completion;
1.1.21. “Khumo Directors” means the Directors nominated by Khumo from time to time;
1.1.22. “The Khumo Option
Agreement”
means the option granted by DRDGOLD to Khumo
and the Employee Trust to collectively acquire 11% of
the shares in issue in the Company;
1.1.23. “Khumo Shares” means the 150,000 (One hundred and fifty thousand)
ordinary shares of R0.0001 each constituting 15%
(fifteen percent) of the issued share capital of the
Company, together with any other ordinary shares in
the issued capital of the Company held by Khumo from
time to time;
1.1.24. “Khumo” Khumo Gold SPV (Proprietary) Limited, Registration
Number 2005/029595/07, a limited liability private
company duly incorporated in the Republic of South
Africa;
1.1.25. “Loans” means all loans, loan capital, borrowings and indebtedness in the nature of borrowings (but
excluding any debts outstanding on inter-company
account) which are or have been incurred in the
ordinary course of trading;
1.1.26. “Member of the Same
Group”
means in relation to either Khumo or DRDGOLD,
any company which is either its subsidiary company or
holding company;
1.1.27. “Memorandum and
Articles”
means the Memorandum and Articles of Association of
the Company, as amended from time to time;
1.1.28. “Non-Executive
Directors”
means any of the Directors who are not employed by
the Company or seconded to the Company, as the case
may be, in a managerial capacity;

1.1.29. “Parties” means Khumo, DRDGOLD and the Company (and
Party shall be construed accordingly);
1.1.30. “Regulatory Approvals” means any necessary approvals required by any competent supranational, governmental or regulatory
agencies or authorities;
1.1.31. “Reserved Matters” means the matters set out in clause 7;
1.1.32. “Security Interest” means any mortgage, pledge, lien (other than a lien arising by operation of law), right of set-off,
encumbrance or any security interest whatsoever,
howsoever created or arising, including any analogous
security interest under South African law;
1.1.33. “Khumo Subscription
Agreement”
means the Subscription Agreement to be entered into
between Khumo and the Company in terms of which
Khumo subscribes for 150,000 ordinary shares in the
share capital of the Company and to which this
Agreement is attached as Schedule B;
1.1.34. “Shareholders” means, in connection with:-
•
the interpretation and application of clause 7
(Reserved Matters):-
o
the BEE Consortium (who shall, for
purposes of this clause, be deemed
to be a single Shareholder holding
the aggregate of Khumo and the
Employee Trust’s interests in the
Company’s shares in issue); and
o DRDGOLD; and
o
every other party who holds either
the majority, or at least 26% of the
issued shares in the Company, (and
Shareholder shall be construed

accordingly);
AND
•
in respect of all other matters:-
o Khumo; and
o
DRDGOLD; and
o
any other party which holds ordinary
shares in the Company and has
become a signatory to this
Agreement;
1.1.35. “Shares” means the ordinary shares in the authorised share capital of the Company;
1.1.36. “Signature Date” means the date of last signature of this Agreement;
1.1.37. “South Africa” means the Republic of South Africa as constituted from time to time.
1.2.
General Interpretation
1.2.1. In addition to the definitions in clause 1.1, unless the context requires otherwise:
1.2.2. the singular shall include the plural and vice versa;
1.2.3. a reference to any one gender, whether masculine, feminine or neuter, includes the other two;
1.2.4. any reference to a natural person includes an artificial person and vice versa;
1.2.5. any word or expression defined in and for the purposes of this Agreement shall, if expressed in the singular, include the plural and vice versa and a cognate word or expression shall have a corresponding meaning;
1.2.6. words and expressions defined in the Companies Act which are not defined in this
Agreement, shall bear the same meanings in this Agreement as those ascribed to them in the Companies Act;
1.2.7. references to a statutory provision include any subordinate legislation made from time to time under that provision, references to a statutory provision include that provision as from time to time modified or re-enacted as far as such modification or re-

enactment applies, or is capable of applying to this Agreement or any transaction entered into in accordance with this Agreement;
1.2.8. references to “this Agreement” include its schedules, and references in this
Agreement to “clauses” and “Schedules” are to clauses and schedules to this
Agreement;
1.2.9. any reference to an agreed draft is to the form of the relevant document agreed between some or all of the Parties and signed on their behalf for the purpose of identification before the signature of this Agreement (in each case with such amendments as may be agreed in writing between the Parties);
1.2.10.    where an obligation pursuant to this Agreement is expressed to be undertaken or assumed by any Party, such obligation shall be construed as requiring the Party concerned to exercise all rights and powers of control over the affairs of any other person which that Party is able to exercise (whether directly or indirectly) in order to secure performance of that obligation.
2.
Conditions Precedent
2.1. The whole of this Agreement (except for clauses 1, 10, 17, 18, 21, 22 and 23, which shall come into effect upon signature) is subject to the following condition precedent:
2.1.1. that the Khumo Subscription Agreement is duly entered into, that all the conditions precedent to which it is subject are fulfilled or deemed to be fulfilled and that it accordingly takes effect and is duly carried into effect and completed in accordance with its terms.
2.2. The Parties shall use reasonable endeavours to procure the fulfilment of the conditions precedent and shall co-operate fully with each other for that purpose.
3.
Company Business
The business of the Company is that of gold mining and exploration.
4.
Corporate Requirements
4.1. The Parties agree that:
4.1.1. the Company’s Memorandum and Articles shall be in accordance with Schedule A;
4.1.2. the Auditors of the Company are KPMG;
4.1.3. the bankers of the Company are Standard Bank of South Africa Limited;
4.1.4. the registered office of the Company shall be at Ebsco House, 299 Pendoring Ave,
Blackheath, Randburg;
4.1.5. the Company's financial year end shall be 30 June in each year;

4.1.6. the secretary of the Company shall be Themba Gwebu or such other person as may be selected by the Board.
4.2. The Parties undertake to each other that they will do everything that they can to carry out all the matters referred to in clause 4.1, including the convening and holding of all the necessary meetings of the Board, the Company, the passing of all necessary resolutions at those meetings and the filing of all documents and forms which are required to be filed with the
Registrar of Companies in terms of the Companies Act for the purposes of or to give effect to those resolutions and the Parties shall exercise their votes as Shareholders to that end.
5.
Capital and Further Finance
5.1. The authorised share capital of the Company is R10,000.00 comprising 100,000,000 ordinary par value shares of R0.0001 each and the initial issued share capital of the Company after the
Condition Precedent has been met, shall be R100.00 comprising 850,000 ordinary par value shares of R0.0001 each held by DRDGOLD and 150,000 ordinary par value shares of R0.0001 held by Khumo.
5.2. The issued share capital of the Company may from time to time be increased by such sum as shall be mutually agreed between the Parties in accordance with this clause 5.
5.3. Notwithstanding anything to the contrary anywhere else in this agreement, none of the shareholders undertakes to provide any loan or share capital to the company, other than in terms of the Khumo Subscription Agreement, nor to give any guarantee or indemnity in respect if any of the Company’s liabilities or obligations.
5.4. Without detracting from clause 5.3 in any way the Shareholders record that any further capital required by the company from time to time and which they any agree to provide, will, subject to such agreement, be provided:
5.4.1. by them in the proportions of their shareholdings, except to the extent that such requirement is funded by means of overdraft or other borrowings from third parties;
and
5.4.2. in the most tax efficient manner possible for the Shareholders.
5.5. Where the Shareholders agree to provide any further capital by way of a loan then, unless otherwise agreed in writing by the Shareholders, the indebtedness of the Company incurred in respect of the loans shall be subject to the following terms:
5.5.1. the loans shall be free of interest;
5.5.2. neither loan shall be repaid by the Company without the prior written consent of both shareholders; and
5.5.3. the loans shall be unsecured.

5.6. Where any further capital is to be followed by means of overdraft or other borrowings form third parties then if such borrowings cannot be secured upon reasonable terms without guarantees and if the shareholders agree to give any guarantee, the guarantee shall be given by them jointly in the proportions of their the shareholdings, or is that is not possible for any reason, jointly and severally as against third parties, but jointly in the proportions of their then shareholdings as between themselves.
5.7. The Shareholders agree that to the extent that either of them suffers any loss in relation to loans made or credit given to the Company pursuant to this Agreement (or with the written consent of the other), the Shareholder who has contributed proportionately (with regard the number of shares held by each Shareholder) less than the Shareholder who has suffered the greater loss, shall not compete against the latter in recovering any claims it may have against the Company until the other Shareholder’s loss has been reduced so that it is in proportion to the losses of the other Shareholder(s).
6.
Directors and Management
6.1. From Completion until such date as the Shareholders will determine, the Board shall consist of not less than five and not more than eight Directors. Subject to the foregoing and the rights of
Khumo and DRDGOLD under this Agreement, the number of Non-Executive Directors and
Executive Directors shall be determined from time to time by the Shareholders.
6.2. A shareholder acting individually, or a group of shareholders acting in concert, and holding at least of 12,5% of the ordinary shares in issue in the Company (for purposes of this clause, 6, referred to as "voting shares"), shall be entitled to nominate (and the Company shall be obliged to appoint) one director for every 12,5% of the shares in issue that it, or the shareholders acting in concert, hold. Khumo shall, the aforementioned notwithstanding, and while:-
6.2.1. It holds between 15% and 25% of the voting shares in the Company, be entitled to appoint two Directors to the board; and,
6.2.2. When the aggregate of its holdings in ordinary shares and that of the Employee Trust amounts to not less than 26% of the voting shares, be entitled to, in concert with the
Employee Trust, appoint a third director.
6.3.
6.3.1. DRDGOLD shall as long as it holds or secures the support of a sufficient number of voting shares to appoint at least two directors to the Board, be entitled to appoint the
Director: Finance (or CFO), and the Chairman of the Company’s Audit Committee;
and

6.3.2. Khumo shall, as long as it hold or secures the support of a sufficient number of voting shares to appoint at least two directors to the Board, be entitled to appoint the chairman of the Company’s Board.
6.4. Notwithstanding the provisions of these clauses 6.2 and 6.3, the Company shall not be precluded from terminating the employment of any of the Executive Directors in accordance with the laws of South Africa.
6.5. Any appointment or removal of a Director nominated by a Shareholder shall be effected by notice in writing to the Company signed by or on behalf of the Shareholder in question and shall take effect, subject to any contrary intention expressed in the notice, when the notice effecting the same is delivered to the Company. Any such removal shall be without prejudice to any claim which a Director so removed may have under any contract between him and the
Company, provided that (in the case of a claim made by a Director in respect of such removal)
the Shareholder so removing such Director shall indemnify the Company in respect of any liability arising in respect of such removal. Each Shareholder shall consult with the other prior to any appointment or removal of a Director.
6.6. The quorum for the transaction of business at any meeting of the Board (other than an adjourned meeting) shall be at least one Khumo Director and at least one DRDGOLD Director present at the time when the relevant business is transacted. If such a quorum is not present within thirty (30) minutes from the time appointed for the meeting or if during the meeting such a quorum ceases to be present, the meeting shall be adjourned for seven (7) Business
Days and at that adjourned meeting any Director shall be regarded as present for the purposes of a quorum if represented by an alternate Director in accordance with clause 6.8. Directors may participate in a meeting of the Board by means of conference telephone or similar equipment by means of which all persons participating in the meeting can hear each other, and any such participation in a meeting shall constitute presence in person at the meeting.
6.7. At least 7 (seven) days written notice shall be given to each of the members of the Board of any meeting of the Board, provided always that a shorter period of notice may be given with the written approval of at least one Khumo Director (or his alternate) and at least one
DRDGOLD Director (or his alternate). Any such notice shall contain, inter alia, an agenda identifying in reasonable detail the matters to be discussed at the meeting and shall be accompanied by copies of any relevant papers to be discussed at the meeting. Any matter which is to be submitted to the Board for a decision and which is not identified in reasonable detail as aforesaid shall not be decided upon, unless otherwise agreed in writing by all of the members of the Board.

6.8. Matters for decision by the Board shall (subject to clause 6.6) be decided by simple majority vote. Each Director shall have one vote. Any Director who is absent from any meeting may nominate any other Director nominated to the Board by the Shareholder which has nominated him to the Board, to act as his alternate and to vote in his place at the meeting. If any of the
Shareholders is not represented at any meeting of the Board by all the Directors (whether present in person or by alternate so nominated by it to the Board), then one of the Directors so present nominated by the Shareholder which is represented by the fewer Directors, shall be entitled at that meeting to such additional vote or votes as shall result in the Directors so present representing each Shareholder having, subject to clause 6.6, in aggregate such number of votes as will be equal to the number of votes such Directors would have had had such absent Directors been present.
6.9. Any decision required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting, if all Directors consent thereto in writing.
6.10. In accordance with the provisions set out in Article [¦ ] of the Articles of Association (attached hereto as Schedule 1), the Chief Operating Officer under authority from the Board, will constitute a management committee which will be responsible for the day-to-day management of the Company.
7.
Reserved Matters
7.1. The Parties shall use their respective powers to procure, so far as they are legally able, that no action or decision relating to any of the matters specified in clause 7.2 shall be taken, whether by the Board, the Company or any subsidiary of the Company or any of the officers or managers within the Company, without the prior approval of DRDGOLD and Khumo for so long as both Khumo and DRDGOLD are both Shareholders in the Company.
7.2. The Reserved Shareholder Matters are the following:
7.2.1.
Memorandum of Articles – adoption of or any alteration to the Memorandum and
Articles of Association or other constitutional documents of the Company;
7.2.2.
Changes in Share Capital - any change in the authorised or issued share capital of the
Company or any increase or reduction by the Company in its shareholding in any other company;
7.2.3.
Change in the Nature of Business – any material change in the nature or scope of the
Business as set out in the Memorandum of Association of the Company;

7.2.4.
Dividends – the declaration or payment of any dividend or distribution by the
Company or any of its subsidiary companies;
7.2.5.
Borrowings –the borrowing or raising of money by the Company or any of its subsidiary companies, other than borrowings provided for in the approved budget, which shall include the entry into of any finance lease but exclude normal trade credit, which would result in the aggregate borrowing of the Company exceeding R5 million or such other amount as the Shareholders shall from time to time agree;
7.2.6.
Capital Expenditure – capital expenditure by the Company or any of its subsidiary companies in respect of any item or project in excess of R5 million or such other sum as may be agreed between the Shareholders from time to time;
7.2.7.
Acquisitions and share purchases – any acquisition or share purchase (whether in a single transaction or a series of transactions) by the Company or any of its subsidiary companies of any business or any material part of any business or of any shares in any company where the value of the acquisition or share purchase exceeds R5 million;
7.2.8.
Material Litigation – major decisions relating to the conduct (including the settlement) of legal proceedings to which the Company or any of its subsidiary companies is a party where the potential liability, or claim, is in excess of R5 million;
7.2.9.
Encumbrances – the creation of a mortgage, charge, encumbrance or other Security
Interest of whatever nature in respect of all or any material part of the undertaking, property or assets of the Company or any of its subsidiary companies;
7.2.10.    Winding-Up – any proposal that the Company or any of its subsidiaries be wound-up.
7.2.11.    Auditors – a change in the Company’s auditors;
7.2.12.    Share Scheme – any proposal that any bonus or profit-sharing scheme or any share option or share incentive scheme or employee share trust or share ownership plan be adopted;
7.2.13.    Partnership or Joint Venture - any proposal that the Company enters into any partnership or joint venture with any third party, excluding (in so far as it may be necessary to do so) joint working arrangement with third parties for the provision of the Company’s services for a particular contract or project in the ordinary and regular course of its business;
7.2.14.    Merger – any proposal that the Company merges with any other company or corporate body or merge the company’s business with that of any other person;

7.2.15.    Disposal or Dilution – any proposal that there be a disposal of or dilution of the
Company’s interests, directly or indirectly, in any subsidiaries it may have from time to time;
7.2.16.    Listing – any proposal that a listing be obtained for the Company’s shares on any stock exchange;
7.2.17.    Prejudicial transactions – the Shareholders shall not enter into any transaction or do or omit to do anything which to its knowledge would prejudice or could be reasonably expected to prejudice, to a material extent, any benefits available to a Shareholder.
7.3. The approval by any of the Shareholders of any of the Reserved Shareholder Matters or to any
variation thereof shall be given either in writing by Khumo and DRDGOLD by their authorised representatives for this purpose or by representatives of the Shareholders at a general meeting of the Company.
7.4. General meetings of Shareholders shall take place in accordance with the applicable provisions of the Memorandum and Articles on the basis, inter alia, that:
7.4.1. a quorum shall be one duly authorised representative of Khumo and one duly authorised representative of DRDGOLD;
7.4.2. the notice of meeting shall, unless otherwise agreed by each of the Shareholders, set out an agenda identifying in reasonable detail the matters to be discussed;
7.4.3. the chairman of any such meeting shall not have a casting vote;
7.4.4. Subject to the provisions of clause 7.1, a decision to approve any of the Reserved
Matters shall require a unanimous vote of all the Shareholders.
7.5. Any matters requiring a general meeting of or approval by the Shareholders under relevant corporate laws, but not covered by the Reserved Matters, shall be dealt with in accordance with the Memorandum and Articles.
7.6. If a deadlock arises by reason of failure by the Shareholders to reach agreement on any of the
Reserved Shareholder Matters or any other management matter requiring decision by the
Shareholders, the procedure set out in clause 14 shall be followed by the Shareholders. Each
Shareholder shall endeavour to resolve any disagreements in the best interests of the
Company.
8.
Financial Matters

8.1. The Company shall, in relation to its financial statements, adopt the accounting principles set out in the agreed draft approved by the Board.
8.2. The auditors of the Company shall be KPMG or such other firm of chartered accountants of recognised international standing as may be agreed between the Parties from time to time.
9.
Information and Reporting
9.1. Each of the Shareholders shall be entitled to examine the separate books, records and accounts kept by the Company and to be supplied with all information, including monthly management accounts and operating statistics and other trading and financial information, in such form as the Board shall determine to keep each Shareholder properly informed about the business and affairs of the Company and generally to protect its interests as a Shareholder.
9.2. The Shareholders shall, in any event and without prejudice to the generality of clause 9.1, be supplied by the Company with copies of:
9.2.1. audited accounts for each member of the Company, complying with all relevant legal requirements, and audited consolidated accounts for the Company;
9.2.2. a Business Plan and itemised revenue and capital Budgets for each Financial Year covering each principal division of the Company and showing proposed trading and cash flow figures, manning levels and all material proposed acquisitions, share purchases and other commitments for such Financial Year; and
9.2.3. monthly/quarterly management accounts of each principal division of the Company, such accounts to include, inter alia, a consolidated profit and loss account, balance sheet and cash flow statement broken down according to the principal divisions of the
Company including a statement of progress against the relevant Business Plan, a statement of variation from the quarterly revenue Budget and up to date forecasts for the balance of the relevant Financial Year and itemising all transactions referred to in the capital Budget entered into by each principal division of the Company during that period.
10.
Confidentiality
10.1. Each Shareholder undertakes with the other that it shall use (and shall procure that any
Member of the Same Group as it shall use) all reasonable endeavours to keep confidential (and to ensure that its officers, employees, agents and professional and other advisers keep confidential) any information:

10.1.1.    which it may have or acquire (whether before or after the date of this Agreement) in relation to the customers, business, assets or affairs of the Company including, without limitation, any information provided pursuant to clause 9, unless otherwise required by the policies of the holding company of any of the Shareholders;
10.1.2.    which, in consequence of the negotiations relating to this Agreement, or being a shareholder in the Company, or having appointees on the Board, or the exercise of its rights, or performance of its obligations under this Agreement, it may have or acquire
(whether before or after this Agreement) in relation to the customers, business, assets or affairs of the Company; or
10.1.3.    which relates to the contents of this Agreement or any agreement or arrangement entered into pursuant to this Agreement.
10.2. Neither Shareholder shall use for its own business purposes or disclose to any third party any such information (collectively “Confidential Information”) without the consent of the other
Shareholder. In performing its obligations under this clause 10, each Shareholder shall apply such confidentiality standards and procedures as it applies generally in relation to its own confidential information.
10.3. The obligation of confidentiality under clause 10.1 shall not apply to:
10.3.1.    the disclosure (subject to clause 10.3) on a “need to know” basis to a company which is a Member of the Same Group as Khumo or DRDGOLD (as the case may be) where such disclosure is for a purpose reasonably incidental to this Agreement;
10.3.2.    information which is independently developed by the relevant Party or acquired from a third party to the extent that it is acquired with the right to disclose the same;
10.3.3.    the disclosure of information to the extent required to be disclosed by law, any stock exchange regulation or any binding judgment, order or requirement of any court or other competent authority;
10.3.4.    the disclosure of information to any tax authority to the extent reasonably required for the purposes of the tax affairs of the Party concerned or any Member of its Group;
10.3.5.    the disclosure (subject to clause 10.4) in confidence to a Shareholder’s professional advisors of information reasonably required to be disclosed for a purpose reasonably incidental to this Agreement;
10.3.6.    information which becomes within the public domain (otherwise than as a result of breach of this clause 10); or

10.3.7. any announcement made in accordance with the terms of clause 17.
10.4. Each Shareholder shall inform (and shall procure that any Member of the Same Group shall inform) any officer, employee or agent or any professional or other advisor advising it in relation to the matters referred to in this Agreement, or to whom it provides Confidential
Information, that such information is confidential and shall instruct them:
10.4.1.    to keep it confidential; and
10.4.2.    not to disclose it to any third party (other than those persons to whom it has already been disclosed in accordance with the terms of this Agreement).
10.4.3.    The disclosing party shall remain responsible for any breach of this clause 10 by the person to whom it is disclosed.
10.5. Upon termination of this Agreement, either party may demand from the other the return of the other party’s Confidential Information by notice in writing; whereupon the other party shall
(and shall ensure that the Members of the Same Group shall):
10.5.1.    return all documents containing Confidential Information which have been provided by or on behalf of the party demanding the return of Confidential Information; and
10.5.2.    destroy any copies of such documents and any document or other record reproducing, containing or made from or with reference to the Confidential Information,
10.5.3.    save in each case, for any submissions to or filings with governmental, tax or regulatory authorities. Such return or destruction shall take place as soon as practicable after the receipt of any such notice.
10.6. The provisions of this clause 10 shall survive any termination of this Agreement.
11.
Regulatory Matters
11.1. The Parties shall respectively co-operate with each other to ensure that all information necessary or desirable for the making of (or responding to any requests for further information consequent upon) any notification or filings made in respect of this Agreement, or the transactions contemplated by this Agreement, is supplied to the Party dealing with such notifications and filings and that they are properly, accurately and promptly made.
11.2. Notwithstanding any other provisions of this Agreement, each Party declares that it will not give effect to any restriction or restrictions contained in this Agreement (or any such other agreement) which would cause this Agreement to contravene any relevant anti-competition laws, regulations and directives.

12.
Tax Matters
12.1. Each of the Shareholders agrees to co-operate to such extent as may be reasonably requested in connection with the making of any returns, claims or elections for taxation purposes:
12.1.1.    by the other Shareholder in relation to the taxation affairs of any Member (or former member) of its Group for any period ending before Completion; or
12.1.2.    by the Company in relation to the taxation affairs of the Company.
13.
Transfer of Shares
13.1. The provisions of this clause 13 shall apply in relation to any transfer, or proposed transfer of
Shares in the Company or any interest in such Shares.
13.2. Except with the prior written consent of the other Shareholder and in accordance with the provisions of this clause 13, no Shareholder shall:
13.2.1.   transfer any Shares; or
13.2.2.   grant, declare, create or dispose of any right or interest in any Shares; or
13.2.3.    create or permit to exist any pledge, lien, charge (whether fixed or floating) or other encumbrances over any Shares.
13.3. No Shares held by a Shareholder may be transferred otherwise than pursuant to a transfer by that party (the “Seller”) of all (and not some only) of the Shares collectively held by them (the
“Seller’s Shares”).
13.4. No Shareholder shall transfer any shares during a period of three years from the Completion
Date.
13.5. After the expiry of the initial period referred to in clause 13.4 and before the Seller makes any transfer of the Seller’s Shares, the Seller shall first give to the other party (the “Continuing
Party”) notice in writing (a “Transfer Notice”) of any proposed transfer together with details of the proposed third party purchaser thereof (the “Third Party Purchaser”), the purchase price and other material terms agreed between the Seller and the Third Party Purchaser. A Transfer
Notice shall, except as hereinafter provided, be irrevocable.
13.6. On receipt of the Transfer Notice, the Continuing Party shall have the right to purchase all (but not some only) of the Seller’s Shares at the purchase price specified in the Transfer Notice (or at such other price as shall be agreed between the Seller and the Continuing Party) by giving written notice to the Seller within sixty (60) days of the receipt of the Transfer Notice (the

“Acceptance Period”). The obligations of the parties to complete such purchase shall be subject to the provisions of clause 13.10.
13.7. If the Continuing Party wishes to purchase the Seller’s Shares but is unwilling to accept the price specified in the Transfer Notice and fails to agree a price with the Seller within the
Acceptance Period, then the Continuing Party shall be entitled to refer the question of the purchase price to a firm of Auditors (the “Expert”) agreed upon by Khumo and DRDGOLD to certify the Fair Price thereof. The following principles shall apply:
13.7.1.    the Expert shall, unless otherwise agreed between the parties, be a firm which is independent of both parties and the Third Party Purchaser and which shall not have acted for either party in any material capacity for a period of at least two (2) years preceding the date of the Transfer Notice;
13.7.2.    if the Seller and the Continuing Party are unable to agree upon such firm within a period of 15 (fifteen) days after the expiry of the Acceptance Period, then the Expert shall be appointed by the Company’s principal auditing partner of the Company’s auditors from the list of nominees presented by the Parties or in his absence, by the senior partner of Bowman Gilfillan Attorneys;
13.7.3.    the parties shall procure that there is made available to the Expert such information relating to the Company as it reasonably requires in order to determine the Fair Price;
13.7.4.    in certifying the Fair Price, the Expert shall take into account all factors it considers to be relevant, including the purchase price and other material terms agreed between the
Seller and the Third Party Purchaser;
13.7.5.    the Expert shall be deemed to be acting as an expert and not an arbitrator and its decision shall be final and binding on the parties;
13.7.6.    the cost of obtaining the Expert’s certificate (the “Certificate”) shall be borne by the parties equally unless the Seller shall give notice of revocation pursuant to clause
13.8, in which case the Seller shall bear the said cost.
13.8. If the Seller is not willing to accept the Fair Price determined by the Expert, then it shall be entitled to revoke the Transfer Notice by notice in writing given within a period of thirty (30)
days after the date of the issue of the Certificate (which, for the avoidance of doubt, shall be issued both to the Seller and the Continuing Party). In the event of such revocation, the Seller shall not be entitled to transfer the Seller’s Shares or any of them without first serving a further Transfer Notice and otherwise complying with this clause 13.

13.9. If the Transfer Notice shall not have been duly revoked under clause 13.8, the Continuing
Party shall have the right to purchase from the Seller the Seller’s Shares at the Fair Price by giving written notice to the Seller within thirty (30) days of the expiry of the period of thirty
(30) days mentioned in clause 13.8.
13.10.     The Continuing Party shall become bound (subject only to necessary approvals of its shareholders in general meeting and any Regulatory Approvals) to purchase the Seller’s
Shares on giving written notice to the Seller to exercise its rights under clause 13.6 or 13.9. In such event, completion of the sale and purchase of the Seller’s Shares shall take place within thirty (30) days after the giving of such notice or if later, the obtaining of all Regulatory
Approvals and any shareholder approval. Notwithstanding the foregoing, such notice and right of the Continuing Party to acquire the Seller’s Shares shall cease to have effect if (i) any necessary approval of the Continuing Party’s shareholders in general meeting has not been obtained within the said period of thirty (30) days or if (ii) any necessary Regulatory Approval has not been obtained within one hundred and eighty days (180) after the giving of such notice or (iii) if earlier than the expiry of such latter period, any relevant authority has conclusively refused to grant any such Regulatory Approval.
13.11.     If the Continuing Party does not exercise its rights of purchase under clauses 13.6 or 13.9 or any notice given thereunder ceases to have effect pursuant to clause 13.10, the Seller shall
(subject to clause 13.12 below) be entitled to transfer the Seller’s Shares on a bona fide arm’s length sale to a Third Party Purchaser with the consent of the Continuing Party (which shall not be unreasonably withheld) at a price being not less than the purchase price specified in the
Transfer Notice or if lower, any Fair Price determined by the Expert provided that:
13.11.1. the Third Party Purchaser or any shareholder therein is not directly or indirectly a substantial competitor of the Continuing Party or of the Company; and
13.11.2. such transfer shall have been completed within a period of one hundred and eighty (180) days after the latest of (i) the date of Transfer Notice or (ii) if the question of the purchase price shall have been referred to the Expert, the issue of the Certificate or (iii) if any notice given by the Continuing Party shall have ceased to have effect pursuant to clause 13.10, the date on which such notice ceased to have effect.
13.11.3. The parties undertake to give (or procure that any shareholders in their Group give) such approvals as may be required under the provisions of the
Memorandum and Articles to any transfer of Shares permitted by the terms of this clause 13.

13.12.     Completion of any transfer of Shares to a Third Party Purchaser shall be subject to the conditions that:
13.12.1. the Third Party Purchaser shall first have entered into an agreement with the
Continuing Party whereby it agrees to be bound by the provisions of this
Agreement binding upon the Seller;
13.12.2. any loans, loan capital, borrowings and indebtedness in the nature of borrowing
(but excluding, for the avoidance of doubt, any debts incurred in the ordinary course of trade which are at the relevant time outstanding on inter company account) owing at that time from the Company to the Seller shall first have been assigned to, or equivalent finance made available by, the Third Party Purchaser;
and
13.12.3. if and insofar as the Seller requires the Third Party Purchaser to assume the obligations of the Seller under any guarantees and/or counter-indemnities to third parties in relation to the business of the Company, such assumption shall first have taken place (provided that any assumption is without prejudice to the right of the Continuing Party to receive a contribution from the Seller for its share of any claims attributable to any liabilities arising in respect of the period during which the Seller held Shares).
14.
DRDGOLD’s Call and Put Option
14.1. DRDGOLD shall have a call option to purchase all or any of the Khumo Shares and a put option to sell all or any of the DRDGOLD Shares (“the DRDGOLD Options”) upon the terms and conditions set out in clauses 14.2 to 14.8 below.
14.2. The DRDGOLD Options may be exercised by DRDGOLD upon the occurrence of the following events:
14.2.1.     if Khumo commits a material breach of this Agreement; or
14.2.2.     if there is a deadlock in any decision to be taken in terms of clause 7.6; or
14.2.3.     If Khumo no longer qualified as a Black Controlled Enterprise as envisaged in the
Mining Charter;
14.2.4.     if Khumo is placed under any final order of winding-up or judicial management or enters into any voluntary winding-up other than a voluntary winding-up for the purposes of a bona fide scheme of solvent amalgamation or reconstruction.

14.3. DRDGOLD’s right to exercise the DRDGOLD Options shall be exercised by written notice to
Khumo, specifying the number of the Khumo Shares which DRDGOLD wishes to acquire or the number of DRDGOLD Shares wishes to sell, given within 60 (sixty) days from the date of the occurrence of the event in question, or from the date on which DRDGOLD’s Directors first becomes aware of the occurrence of the event, whichever is the later.
14.4. DRDGOLD’s right to exercise the DRDGOLD Options in relation to the occurrence of an event contemplated in clause 14 shall lapse if it is not exercised by written notice (“the
DRDGOLD Election Notice”) in accordance with the requirements of clause 14.3 above.
14.5. For the purposes of this clause 14, a DRDGOLD Option shall be regarded as having been exercised when the DRDGOLD Election Notice is received by Khumo, or is deemed to have been received by Khumo, as the case may be, in accordance with the provisions of clause
14.6.4 below.
14.6. If DRDGOLD exercises the DRDGOLD Option to purchase all or any of the Khumo Shares in terms of this clause 14 or to sell the DRDGOLD Shares to Khumo as the case may be, then the sale and purchase of those Shares (“the Option Shares”) shall, mutatis mutandis, be subject to the following terms and conditions:
14.6.1.    the Option Shares shall be sold and purchased free from all claims, liens, pledges and other hypothecations and Encumbrances;
14.6.2.    the purchase price payable for the Option Shares shall be determined in accordance with the provisions of clause 15, below and shall be payable in South African Rands only;
14.6.3.    the effective date of the purchase shall be the date on which Khumo receives the
DRDGOLD Election Notice;
14.6.4.    completion of the sale and purchase of the Option Shares shall be effected, if the purchase price for the Option Shares has to be determined in terms of clause 15 below, within 10 (ten) days of the date of expiry of the period of 30 (thirty) days specified in clause 15.1.1 below, or of the date of receipt by the Shareholders of the auditor’s written determination of the purchase price per Option Share pursuant to the provisions of clause 1514.2.1 below (including the sub-clauses to clause 15), whichever date is the later, (or as soon thereafter as any necessary regulatory consents have been obtained and subject to compliance by Khumo with its obligations under this clause 14), at a meeting to be held at such reasonable time and place as
DRDGOLD may specify by not less than 36 (thirty six) hours’ prior written notice to
Khumo and at which meeting:

• Khumo shall deliver the relevant share certificate(s) to DRDGOLD or any nominee(s) for DRDGOLD, together with such duly executed transfer forms as may be required by law for the transfer of the Option Shares to
DRDGOLD or any nominee(s) for DRDGOLD, and a power of attorney in such form and in favour of such person as DRDGOLD may nominate so as to enable DRDGOLD to exercise all rights of ownership in respect of the
Option Shares, including, without limitation, the voting rights thereto;
•
DRDGOLD shall pay the Purchase Price of the Option Shares (for purposes of this clause, referred to as the “Purchase Price”) to Khumo as follows:-
o
the difference between the Purchase Price and the Redemption
Value of any, as yet unredeemed Khumo Gold Class A Preference
Shares held by DRDGOLD, by means of a bank guaranteed cheque for value on the date of completion against delivery and transfer of all the Option Shares;
o
the balance, (which shall be the value of the unredeemed Khumo
Gold Class A Preference Shares held by DRDGOLD at the time,
valued at their Redemption Value) shall, whilst it shall be owing as from the date of the purchase, be deferred until, and become payable on the Redemption Date of the unredeemed Khumo Gold
Class A Preference Shares held by DRDGOLD. Payment shall
occur by offsetting the balance owing on the Purchase Price against the Redemption Value;
•
Khumo and DRDGOLD shall procure (insofar as they are able) that such transfer or transfers are duly registered;
•
Khumo shall do all such other things and execute all such other documents as DRDGOLD may require to give effect to the sale and purchase of the
Option Shares; and
•
in the event that the completion of the sale and purchase of the Option
Shares would result in Khumo no longer being entitled to appoint Directors or having to reduce the number of Directors appointed by it in terms of the
Articles or this Agreement and, if requested by DRDGOLD, Khumo shall procure the resignation of all of the Directors appointed by it and such resignation shall take effect without any liability to the Company for compensation for loss of office, loss of employment or otherwise;

14.6.5.    each of the Shareholders shall use its reasonable endeavours to obtain any regulatory consents that are required by law to enable the sale and purchase of the Option Shares to be completed; if such consents are refused the purchase and sale shall become void and Khumo and DRDGOLD shall be released from their obligations under this clause
14 but they shall negotiate with each other in good faith with a view to achieving an alternative solution;
14.6.6.    if Khumo fails or refuses to transfer any Option Shares in accordance with its obligations hereunder, the Company shall authorise some person to execute and deliver on Khumo’s behalf the necessary transfer form(s) and other documents required for the transfer of the Option Shares and the Company shall cause
DRDGOLD to be registered as the holder thereof, whereupon DRDGOLD shall pay the purchase price for the Option Shares to Khumo;
14.6.7.    simultaneously with the completion of a sale and purchase of Option Shares which constitute Khumo’s entire shareholding in the Company as at the date Khumo receives the DRDGOLD’s Election notice in terms of clause 14.3:
•
the Shareholders shall procure that Khumo’s obligations for all loans, loan capital, borrowings and indebtedness in the nature of borrowings owed to the
Company by Khumo (together with any accrued interest) are either delegated by Khumo to DRDGOLD at such value as may be agreed between Khumo and DRDGOLD, or failing agreement between them, are repaid by Khumo to the Company;
•
DRDGOLD shall agree to the assignment to it of all rights and obligations under any guarantees or indemnities given by Khumo to or in respect of the
Company and, pending such assignment and consequent release of Khumo, shall indemnify Khumo in respect thereof;
14.6.8.    the Shareholder’s obligation to transfer the Option Shares to each other in terms of this clause 14 shall be conditional on the compliance by each Shareholder with its obligations under this clause 14;
14.6.9.    upon completion of a transfer of Option Shares which constitute Khumo’s and/or
DRDGOLD’s entire shareholding in the Company as at the date Khumo receives the
DRDGOLD election notice, save as otherwise provided in this Agreement, this
Agreement shall cease to have effect but without prejudice to any liability for any antecedent breach of it.

14.7. Notwithstanding anything to the contrary elsewhere in this clause 14, if on the date on which
Khumo receives the DRDGOLD Election Notice, it has a loan account for which the
Company is indebted to it, DRDGOLD and Khumo shall be bound by the following provisions:
14.7.1.    if the Option Shares constitute Khumo’s entire shareholding in the Company as at the date it receives the DRDGOLD election notice, Khumo shall be obliged to cede to
DRDGOLD, and DRDGOLD shall be obliged to acquire from Khumo, the whole of
Khumo’s loan account at the same time as the Option Shares are transferred to
DRDGOLD;
14.7.2.    if the Option Shares do not constitute Khumo’s entire shareholding in the Company as at the date it receives the DRDGOLD election notice, Khumo shall be obliged to cede to DRDGOLD, and DRDGOLD shall be obliged to acquire from Khumo, a pro rata part of Khumo’s loan account, in the same proportion as the number of Option Shares bear to the total number of Shares held by Khumo as at that date, at the same time as the Option Shares are transferred to DRDGOLD;
14.7.3.    Khumo shall cede to DRDGOLD in writing all its rights in respect of its loan account, or the pro rata part of its loan account, as the case may be, at the completion meeting held in terms of clause 14.6.4 above;
14.7.4.    all the provisions of this clause 14.7 shall apply to the Option Shares and Khumo’s loan account, or the pro rata part of Khumo’s loan account, as the case may be, and all references in those provisions to the “Option Shares” shall be deemed to be references to the Option Shares and Khumo’s loan account, or the pro rata part of Khumo’s loan account, as the case may be, together so far as those provisions can apply to Khumo’s loan account, or the pro rata part of Khumo’s loan account, as the case may be, save that the purchase price of Khumo’s loan account, or the pro rata part of Khumo’s loan account, as the case may be, shall be its face value which shall be added to and be part of the purchase price for the Option Shares.
14.8. If, on the date on which Khumo receives the DRDGOLD election notice in terms of which
DRDGOLD has put its Shares to Khumo, DRDGOLD has a loan account for which the
Company is indebted to it, the provisions of clause 14.7 above, shall apply mutatis mutandis to
DRDGOLD and Khumo in respect of DRDGOLD’s loan account.
15.
Determination of Purchase Price

15.1. If DRDGOLD exercises any of its DRDGOLD Options in terms of clause 14 at any time, the purchase price payable for each Option Share pursuant to the exercise of that DRDGOLD
Option, shall be determined in accordance with the following provisions:
15.1.1.    the purchase price per Option Share shall be determined by an independent Auditor
("the valuer") who shall act as an expert and not as an arbitrator and whose written determination shall be final and binding on the Shareholders in the absence of any clerical or manifest error appearing within 30 (thirty) days from the date the
Shareholders receive the determination;
15.1.2.    the valuer will be appointed by agreement between the Shareholders or, failing agreement between them, on the application of either Shareholder, by the senior auditing partner of the Company’s auditors, or failing him, the senior partner of
Bowman Gilfillan Attorneys;
15.1.3.    the valuer will determine and certify the fair market value of the Option Shares as at the effective date of the purchase on the following assumptions and bases:
•
it shall value the Option Shares as on an arms-length sale between a willing seller and a willing purchaser;
•
if the Company is then carrying on business as a going concern on a sustainable basis, it shall value the Option Shares on the assumption that the
Company will continue to do so;
•
it shall assume that the Option Shares are capable of being transferred without restriction; and
•
it shall take account of the rights and any restrictions attached to the Option
Shares (other than any restrictions on the transfer of the Option Shares);
15.1.4.    if any difficulty shall arise in applying any of the foregoing assumptions or bases then the difficulty shall be resolved by the valuer in such manner as it in its absolute discretion thinks fit;
15.1.5.    the valuer may call upon any professional advisers of the Company, including the
Auditors or any of their predecessors, for such documents and information as the valuer may reasonably require for the purposes of this determination and the

Shareholders shall give or, as far as they are able, procure that appropriate authority is given to those advisers to make the disclosures required of them and that they, as far as they are able, give the valuer all such facilities and information as the valuer may reasonably require for the purposes of his determination;
15.1.6.    for the purposes of its determination the valuer shall be entitled to consult any other valuers and take account of any valuations obtained from any other valuer, but shall not necessarily be bound by them;
15.1.7.    the valuer shall afford the Shareholders the opportunity to make such written and, at its discretion, oral representations as they or either of them wish, subject to such reasonable time and other limits as the valuer may prescribe, and it shall have regard to any such representations but not be bound by them;
15.1.8.    all the Shareholders will use their best endeavours to procure that the valuer will determine the purchase price within 30 (thirty) days of being requested to do so;
15.1.9.    the cost and expenses of a valuer appointed in terms of this clause 15.1 to determine the purchase price shall be borne equally by both Shareholders.
16.
Further Assurances
16.1. Each Shareholder undertakes with the other that (so far as it is legally able) it will exercise all voting rights and powers, direct and indirect, available to it in relation to any person and to the
Company so as to ensure the complete and punctual fulfilment, observance and performance of the provisions of this Agreement (and the other Agreements referred to in this Agreement)
and generally that full effect is given to the principles set out in this Agreement.
16.2. Each Shareholder shall procure the performance by each such Member of all obligations under this Agreement which are expressed to relate to Members of the Same Group as it (whether as
Shareholders or otherwise) and of all obligations under any agreement entered into by any
Member of the Same Group pursuant to this Agreement. The liability of a Party under this clause 16.2 shall not be discharged or impaired by any release of or granting of time or other indulgence to any Party or any other act, event or omission which but for this clause would operate to impair or discharge the liability of such Party under this clause 16.2.
17.
Announcements
17.1. No formal public announcement or press release in connection with the signature or subject matter of this Agreement shall (subject to clause 17.2, be made or issued by or on behalf of either Party without the prior written approval of the other Party (such approval not to be unreasonably withheld or delayed).
17.2. If a Party has an obligation to make or issue any announcement required by law or by any stock exchange or by any governmental authority, the relevant Party shall give the other Party every reasonable opportunity to comment on any such announcement or release before it is made or issued (provided always that this shall not have the effect of preventing the Party making the announcement or release from complying with its legal and stock obligations).
18.
Entire Agreement
18.1. This Agreement, together with its Schedules set out the entire agreement and understanding between the Parties with respect to the subject matter hereof. It is agreed that no Party has entered into the transaction agreements in reliance upon any representation, warranty or undertaking of another Party which is not expressly set out or referred to in the transaction agreements.
19.
Conflict with Articles
19.1. In the event of any conflict between the provisions of this Agreement and the Memorandum and Articles or other constitutional document of the Company, the provisions of this
Agreement shall prevail as between the Parties. The Parties shall exercise all voting and other rights and powers available to them so as to give effect to the provisions of this Agreement and shall further (if necessary) procure any required amendment to the Memorandum and
Articles or other constitutional document of the Company or any member of the Company as may be necessary.
19.2. Without prejudice to the generality of clause 19.1, the Parties confirm their intention that the provisions of this Agreement shall prevail in relation to the transfer of Shares.
19.3. the Company shall not be bound by any provision of this Agreement to the extent that it would constitute an unlawful fetter on any statutory power of the Company (but this shall not affect the validity of the relevant provision as between the other parties to this Agreement or the respective obligations of such other Parties as between themselves under clause 19.1).

20.
Duration
20.1. This Agreement shall continue in full force and effect for so long as Khumo and DRDGOLD, and their successors in title, each hold Shares in the Company.
20.2. This Agreement shall terminate upon a resolution being passed for the winding-up of the
Company. In such event, Khumo, DRDGOLD and the Company shall endeavour to agree on a suitable basis for dealing with the interests and assets of the Company but subject thereto:
20.2.1.    Khumo and DRDGOLD shall co-operate but without any obligation to provide any additional finance with a view to enabling all existing trading obligations of the
Company to be completed insofar as its resources allow. Khumo and DRDGOLD shall consult together with a view to outstanding contracts within the Business being novated or re-allocated in a suitable manner;
20.2.2.    no new contractual obligation for the supply of products or services shall be issued by the Company;
20.2.3.    unless otherwise agreed between Khumo and DRDGOLD, the parties shall procure that the Company shall as soon as practicable be wound up;
20.2.4.    Khumo and DRDGOLD shall be free to compete in any way within the field of the
Business;
20.2.5.    Khumo shall promptly deliver up to DRDGOLD and vice versa, and the Company shall as soon as reasonably practicable deliver up to Khumo or DRDGOLD (as the case may be), all drawings, notes, copies or other representations of confidential information proprietary to and/or originating from that other Party or its Group.
Termination shall nevertheless not affect the obligations of the Parties under clause 10, which shall remain in full force and effect;
20.2.6.    each Member of the Same Group of Khumo and DRDGOLD shall have free access to and use of any technology or products developed by the Company (whether by transfer of design and manufacturing rights or by appropriate non-exclusive licences)
and the Company shall deliver to each of Khumo and DRDGOLD, and not to any third Party, copies of drawings, notes or other representations of confidential information proprietary to and/or originating from the Company.

20.3. After termination of this Agreement and if the Company is not placed into liquidation, or upon either Khumo or DRDGOLD ceasing or being about to cease to be a Shareholder, each Party shall on the request of the other exercise its powers with a view to procuring that the name of the Company (and any other relevant member of the Company) is changed so as no longer to include the name, initials or trade mark or any reference to the name, initials or trademark of the Party making such request.
21.
Notices
21.1. Any notice or other formal communication to be given under this Agreement shall be in writing and signed by or on behalf of the Party giving it and may be served by sending it by fax, delivering it by hand or sending it by registered mail with acknowledgement of receipt to the address and for the attention of the relevant Party set out in clause 21.2 (or as otherwise duly notified from time to time). Any notice so served by hand, fax or post shall be deemed to have been received:
21.1.1.    in the case of delivery by hand or mail, when delivered;
21.1.2.    in the case of fax, twelve (12) hours after the time of dispatch;
21.1.3.    provided that, where (in the case of delivery by hand or by fax), such delivery or transmission occurs after 18h00 on a Business Day or on a day which is not a
Business Day, service shall be deemed to occur at 09h00 on the next following
Business Day. References to time in this clause are to local time in the country of the addressee.
21.2. The Parties choose for the purposes of this Agreement the following addresses:
DRDGold
PHYSICAL ADDRESS: Ebsco House, 299 Pendoring Ave, Blackheath,
Randburg
POSTAL ADDRESS: P O Box 390, Maraisburg, 1700
FAX: 011 – 476 2649
EMAIL
niel.pretorius@za.drdgold.com
The Company:
PHYSICAL ADDRESS: Ebsco House, 299 Pendoring Ave, Blackheath,
Randburg
POSTAL ADDRESS: P O Box 390, Maraisburg, 1700

FAX: 011 – 476 2649
EMAIL
niel.pretorius@za.drdgold.com
KHUMO
PHYSICAL ADDRESS: The Birches, Riverwoods Office Park, Johnson
Road, Bedfordview, 2008
POSTAL ADDRESS: P O Box 2031, Bedfordview, 2008
FAX: (011) 457 6901
EMAIL
toynette@khumo-bathong.co.za
21.3. In proving such service it shall be sufficient to prove that the envelope containing such notice was properly addressed and delivered to the address shown thereon or that the fax was sent after obtaining in person or by telephone appropriate evidence of the capacity of the addressee to receive the same, as the case may be.
21.4. All notices or formal communications under or in connection with this Agreement shall be in the English language or, if in any other language, accompanied by a translation into English.
In the event of any conflict between the English text and the text in any other language, the
English text shall prevail.
22.
Arbitration
22.1. Any dispute arising out of this Agreement or the interpretation thereof, both while in force and after its termination, shall be submitted to and determined by arbitration. Any party may demand arbitration by notice in writing to the other parties. Such arbitration shall be held in
Johannesburg unless otherwise agreed to in writing and shall be held in a summary manner with a view to it being completed as soon as possible.
22.2. There shall be 1 (one) arbitrator who shall be, where the question and issue is:
22.2.1.    primarily an accounting matter, an independent chartered accountant of 10 (ten) years standing;
22.2.2.    primarily a legal matter, a practising Senior Counsel; or
22.2.3.    primarily a technical matter, a suitably qualified person.
22.3. The appointment of the arbitrator shall be agreed upon between the parties in writing but, failing agreement between them, within a period of 14 (fourteen) days after the arbitration has been demanded in terms of clause 22.1, any party shall be entitled to request the President for the time being of the Law Society of the Northern Provinces to make the appointment and, in making his appointment, to have regard to the nature of the dispute.
22.4. The arbitrator shall have the powers conferred upon an arbitrator under the Arbitration Act,
1965 (as amended), but shall not be obliged to follow the procedures prescribed in that Act and shall be entitled to decide on such procedures as he may consider desirable for the speedy determination of the dispute, and in particular he shall have the sole and absolute discretion to determine whether and to what extent it shall be necessary to file pleadings, make discovery of documents or hear oral evidence.
22.5. The decision of the arbitrator shall be final and binding on the parties and may be made an order of any court of competent jurisdiction. The parties hereby submit themselves to the non-
exclusive jurisdiction of the Witwatersrand Local Division of the High Court of South Africa,
or any successor thereto, should any party wish to make the arbitrator’s decision an order of that Court.
23.
General
23.1. Communications between the Parties
All notices and demands given by or on behalf of either Shareholder to the other shall be in
English or accompanied by a certified translation into English.
The Shareholders shall procure that all notices, demands and other oral or written communications given or made by or on behalf of the company to the Shareholders or the directors of the company in their capacity as such shall also be in English or accompanied by a certified translation into English. All meetings of the Board and any committees of the Board shall be conducted in English.
23.2. Remedies
No remedy conferred by this Agreement is intended to be exclusive of any other remedy which is otherwise available at law, by statute or otherwise. Each remedy shall be cumulative and in addition to every other remedy given hereunder or now or hereafter existing at law, by statute or otherwise. The election of any one or more remedy by any of the Parties shall not constitute a waiver by such Party of the right to pursue any other remedy.
23.3. Severance

If any provision of this Agreement, which is not material to its efficacy as a whole, is rendered void, illegal or unenforceable in any respect under any law, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and the Parties shall endeavour in good faith to agree an alternative provision to the void, illegal or unenforceable provision.
23.4. Survival of Rights, Duties and Obligations
Termination of this Agreement for any cause shall not release a Party from any liability which at the time of termination has already accrued to such Party or which thereafter may accrue in respect of any act or omission prior to such termination.
23.5. Costs
Each Party shall bear its own costs incurred by it to its attorneys and other professional advisors for the preparation and signing of this Agreement and the Schedules.
23.6. Entire Agreement
This Agreement (including the Schedules), together with the Transaction Agreements, constitute the entire agreement between the Parties and save as otherwise expressly provided no modification, amendment or waiver of any of the provisions of this Agreement or any agreement to cancel or terminate it shall be effective unless made in writing specifically referring to this Agreement and duly signed by the Parties.
23.7. Assignment
None of the Parties may assign this Agreement or any of its rights and obligations under it except, in the case of a Party which is a Shareholder, to a transferee of that Shareholder’s
Shares, when the transfer is permitted in terms of this Agreement or the Articles, who has complied with clause 13.
23.8. No Partnership
Nothing in this Agreement shall be deemed to constitute a partnership between the Parties (or any of them) or constitute any Party the agent of any other Party for any purpose.
23.9. Further Assurance

Each Shareholder shall co-operate with the other Parties and execute and deliver to the other
Parties such other instruments and documents and take such other actions as may be reasonably requested from time to time in order to carry out, evidence and confirm their rights and the intended purpose of this Agreement.
23.10.      Counterparts
This Agreement may be signed in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any Party may enter into this Agreement by signing any such counterpart.
23.11.      Successors Bound
This Agreement shall be binding on and shall inure for the benefit of the successors and assigns and personal representatives (as the case may be) of each of the Parties.
23.12.      Good Faith
Each of the Parties undertakes with each of the others to do all things reasonably within its power which are necessary or desirable to give effect to the spirit and intent of this Agreement.
23.13.      Governing law
The validity of this Agreement, its interpretation, the respective rights and obligations of the
Parties and all other matters arising in any way out of it or its expiration or earlier termination for any reason shall be determined in accordance with the laws of South Africa.
SIGNED at Randburg on this the 24th of November 2005.
/s/ MP Ncholo
MP Ncholo
Director
For: KHUMO
SIGNED at Randburg on this the 24th of November 2005.
/s/ JWC Sayers
JWC Sayers
Chief Financial Officer
For:
DRDGOLD
SIGNED at Randburg on this the 24th of November 2005.

/s/ M Wellesley-Wood
M Wellesley-Wood
Chief Executive Officer
For:
The Company